UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the proposal to revise its Bylaws to be submitted to the EGM

—

Rio de Janeiro, October 23, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors has approved, by majority vote, the submission of a proposal to revise its Bylaws to the Extraordinary General Meeting (EGM), to be convened in due course.

The objectives of the revision of Petrobras' Bylaws are to create a capital remuneration reserve; to make explicit the prohibition of D&O insurance coverage for the Company's managers in cases of acts of willful misconduct or serious fault; to exclude prohibitions for the appointment of managers provided for in Law 13.303/2016 considered unconstitutional by means of Incidental Provisional Guardianship in Direct Action of Unconstitutionality 7. 331-DF, underway before the Federal Supreme Court, as well as making it clear that, for appointment to management positions, the Company will only consider hypotheses of formal conflict of interest in the cases expressly provided for by law; establishing that the Company's Shareholders' Meetings may only be held partially digitally, with shareholders being assured the right to participate in person; aligning statutory provisions with current legislation and making other editorial adjustments.

The Board also approved a revision of the Policy for the Appointment of Members of Senior Management and the Fiscal Council, subject to the approval of the statutory revision corresponding to this issue by the EGM.

The Company also clarifies that the Shareholder Remuneration Policy remains in force. The purpose of the reserve to be created by the EGM, if the management proposal is approved, will be to allow Petrobras' management to evaluate and submit for approval by the shareholders at the AGM the constitution of a reserve to ensure resources for the payment of dividends, interest on equity, their anticipation, share buybacks authorized by law, absorption of losses and, as a remaining purpose, incorporation into the share capital. Based on the statutory provision to be decided at the EGM, the effective constitution of the reserve by the AGM at the end of the financial year can only take place after the payment of dividends in accordance with the Shareholders' Remuneration Policy.

The Shareholder Remuneration Policy is available on the Company's Investor Relations website.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer